Profit and Loss

RoboCash, Inc

Date Range: Jan 01, 2023 to Dec 31, 2023



ACCOUNTS	Jan 01, 2023 to Dec 31, 2023
Income	$1,577.72
Cost of Goods Sold	$0.00
Gross Profit **As a percentage of Total Income**	**$1,577.72** **100.00%**
Operating Expenses	$5,396.72
Net Profit **As a percentage of Total Income**	**-$3,819.00** **-242.06%**